FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
|X| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). |_| Form 3 Holdings Reported |_| Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .1.0

1. Name and Address of Reporting Person* Kenyon Bruce D.	2. Issuer Name and Ticker or Trading Symbol NORTHEAST UTILITIES (NU)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X    Director*                              10% Owner
X    Officer (give title below)          Other (specify below)

 President - Generation Group (until 12/31/2002)
*of certain subsidiaries (until 12/31/2002)

(Last) (First) (Middle) c/o Northeast Utilities 107 Selden Street		3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Year as of 12/31/2002
(Street) Berlin, CT 06037					5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person
(City) (State) (Zip)		Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Shares, $5 par value	1/2/2002		I	1,667 shs	D	$18.00	5,435 shs See Note 1	I	By 401k Plan trustee
Common Shares, $5 par value							20,472 shs See Note 2	I	Deferred Comp Plan
Common Shares, $5 par value	2/23/2002		F	572 shs See Note 3	D	$18.60	61,682 shs See Note 4	D

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercis- able and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Options to Purchase	$18.58	2/25/2002		A	23,800		See Note 5	2/25/ 2012	NU Common Shares, $5 par	23,800	N/A	119,840	D

Explanation of Responses:
Note 1. Shares held in trust under the Northeast Utilities Service Company 401k Plan, a qualified plan, as of January 31, 2003, according to information suppled by the plan's recordkeeper.
Note 2. Shares receipt of which has been deferred pursuant to the Northeast Utilities Deferred Compensation Plan for Executives, as of January 31, 2003, according to information supplied by the plan's recordkeeper.
Note 3. Disposition of restricted shares to satisfy tax obligation upon vesting.
Note 4. Includes dividend reinvestment shares.
Note 5. One-third on each of 2/25/2003, 2/25/2004, and 2/25/2005.

/s/ Bruce D. Kenyon, by O. Kay Comendul POA **Signature of Reporting Person	February 7, 2003 Date
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.